

December 28, 2010

Lalit Dhadphale
President and Chief Executive Officer
Healthwarehouse.com, Inc.
100 Commerce Boulevard
Cincinnati, OH 45140

> **Re: Healthwarehouse.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-13117**

Dear Mr. Dhadphale:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mark Zummo, Esq.
          Kohnen & Patton LLP
          PNC Center, Suite 800
          201 E. Fifth Street
          Cincinnati, OH 45202